Exhibit 12.1
Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended
	March 31,	Year Ended December 31,
(In thousands, except ratio amounts)	2015	2014	2013	2012	2011	2010
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$14,293	$(42,202)	$(115,994)	$(1,139,235)	$(10,400)	$16,246
Add:
Fixed charges	59,446	296,831	358,305	300,471	254,867	184,862
Distributed income of equity investees	—	—	—	—	—	1,910
Subtract:
Interest capitalized	(121)	(1,232)	(1,108)	(700)	(354)	—
Earnings/(losses), as defined (1)	$73,618	$253,397	$241,203	$(839,464)	$244,113	$203,018

Fixed Charges:
Interest expensed, net of interest capitalized	$56,935	$283,387	$344,330	$290,004	$250,731	$180,558
Interest capitalized	121	1,232	1,108	700	354	—
Interest component of rental expense	2,390	12,212	12,867	9,767	3,782	4,304
Fixed Charges (2)	$59,446	$296,831	$358,305	$300,471	$254,867	$184,862

Ratio of earnings to fixed charges	1.2x					1.1x
Deficiency of earnings to fixed charges	$—	$(43,434)	$(117,102)	$(1,139,935)	$(10,754)	$—
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(1) For purposes of computing this ratio, "earnings" consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.

(2) For purposes of computing this ratio, "fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.